UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Recycling Energy Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4/F, Tower C, Rong Cheng Yun Gu Building, Keji 3rd Road, Yanta District
Address of Principal Executive Office (Street and Number)

Xi’an City, Shaanxi Province, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Binfeng Gu	011-86-29	8765-1097
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes      ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Recycling Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2019	By:	/s/ Binfeng Gu
Binfeng Gu
	Title:	Chief Financial Officer

Anticipated Changes

We anticipate that we will report the following significant changes in the results of operations from the same period of the last fiscal year:

SALES. Total sales for the three months ended June 30, 2019 and 2018 were $80,924 and $1,381,437, respectively. The sales were from the electricity sold in Erdos TCH. However, from May 2019 through October 2019, Erdos TCH has ceased its operations due to renovations and furnace safety upgrades. During this period, Erdos will compensate Erdos TCH RMB 1 million ($145,460) per month, until operations resume.

INTEREST INCOME ON SALES-TYPE LEASES. Interest income on sales-type leases for the three months ended June 30, 2019 was $0, a $0.66 million decrease from $0.66 million for the three months ended June 30, 2018. During the three months ended June 30, 2019, there was no interest income; in February 2019, the Shenqiu Phase I and II systems were transferred to Mr. Bai, and the Company only had Pucheng Phase I and II systems on hand.

The decreased interest income was due to the suspension of the Pucheng systems due to the lack of supply for biomass waste which has caused the price of raw material to increase significantly, and the Company’s ceasing to accrus interest income in April 2018. Pucheng has not resumed operations to date.

During the three months ended June 30, 2018, interest income was derived from the following four sales-type leases:

i.	Two BMPG systems to Pucheng Phase I and II (15 and 11.9 years, respectively);

ii.	One BMPG system to Shenqiu Phase I (11 years);

iii.	One BMPG system to Shenqiu Phase II (9.5 years);

OPERATING EXPENSES. Operating expenses consisted of general and administrative expenses, bad debt expense totaling $3,399,419 for the three months ended June 30, 2019, compared to $2,186,175 for the three months ended June 30, 2018, an increase of $1,213,244 or 55%. The increase was mainly due to increased bad debt expense by $1,980,515 which was partly offset by decreased operating expense by $723,432 of Erdos TCH and decreased payroll expense by $48,452.

NET LOSS. Net loss for the three months ended June 30, 2019 was $5,263,089 compared to $1,432,681 for the three months ended June 30, 2018, an increase of loss of $3,830,408. This increase in net loss was mainly due to the decrease operating income and increase operating expenses as described above.

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